

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Steven Weinstein
Chief Executive Officer
Seismic Capital Company
11271 Ventura Blvd #479
Los Angeles, CA 91604

> **Re: Seismic Capital Company**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed February 9, 2021**
> **File No. 024-11376**

Dear Mr. Weinstein:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1. We note your response to comment 1 and the disclosure of SPANN's revenues for 2019 and 2020. Please revise to include net revenues or expenses to provide context and balanced disclosure. Additionally, please revise "Our Strategy," "Our current status" and where appropriate to provide further disclosure of your overall investment strategy, as well as your specific plans for and understandings with the 3 companies. For example, please address:
   • Whether you would continue with your offering if the 3 LOIs do not result in an investment after a certain period of time, or if the sole investment is a de minimis participation in "the Series A round of Blockbonds AS" or another private placement;

- What the terms are for management, bonus and other fees, including whether there is a ceiling on such fees and whether you will provide disclosure of all such fees as a percentage of assets (please provide draft disclosure);
- Why the Use of Proceeds section does not address the minimum amounts you anticipate needing for the 3 identified investments, what you will do if you do not raise such amounts, and, alternatively, what the plans are for any funds you may raise in excess of the minimums anticipated for the 3 identified investments;
- Whether your investment strategy is to collaborate and own interests for the long term and receive dividends, sell acquired assets for proceeds, or otherwise;
- Whether you may issue equity in connection with your investments, and whether there is a ceiling on issuing equity;
- Whether your risk profile would materially change depending on whether you use cash, equity or debt in connection with most of your investments; and
- Whether you may invest through subsidiaries or other intermediaries.

Additionally, with a view to disclosure please advise us (1) why the escrow agreement refers to "payment dependent notes" when you are offering common shares, (2) why the LOIs do not address joint ventures given your disclosures on page 26 regarding SPANN and Spare, and (3) how close to completion your "vendor" is with the trading system as referenced on page 22. Please revise accordingly.

You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jamie Ostrow, Esq.